

ISSUER FREE WRITING PROSPECTUS NO. 1005BG
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated November 15, 2010

Optimization

$● Deutsche Bank AG Autocallable Optimization Securities with Contingent Protection

Linked to the Financial Select Sector SPDR® Fund due on or about November 25, 2015

Investment Description

Autocallable Optimization Securities with Contingent Protection (the "**Securities**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the Financial Select Sector SDPR® Fund (the "**Underlying Fund**"). The Securities are designed for investors who want to express a neutral or bullish view on the Underlying Fund. If the Closing Price of the Underlying Fund is greater than or equal to the Initial Fund Price on any Observation Date (quarterly, beginning after one year, including the Final Valuation Date) the Securities will be automatically called for an annualized return of between 8.00% and 10.00% (or a quarterly return of between 2.00% and 2.50%) (to be set on the Trade Date). If the Securities are not automatically called and the Final Fund Price is not less than the Trigger Price, at maturity you will be entitled to receive an amount equal to your initial investment. If the Securities are not automatically called and the Final Fund Price is less than the Trigger Price, you will receive your initial investment reduced by 1% for every 1% decline in the Final Fund Price as compared to the Initial Fund Price. Under these circumstances you will lose a significant portion, and could lose all, of your initial investment. You will not receive interest payments during the term of the Securities. **Investing in the Securities is subject to significant risks, including the risk of losing your entire initial investment. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

- ❑ **Tactical Investment Opportunity —** If you believe the price of the Underlying Fund will remain the same or increase in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide an opportunity to generate returns based on this market view. If the Closing Price of the Underlying Fund is greater than or equal to the Initial Fund Price on any Observation Date (quarterly, beginning after one year, including the Final Valuation Date) the Securities will be automatically called for an annualized return of between 8.00% and 10.00% (to be set on the Trade Date). If the Securities are not called, investors will have downside market exposure to the Underlying Fund at maturity, subject to the contingent protection feature.
- ❑ **Contingent Protection Feature —** If you hold the Securities to maturity and the Final Fund Price is not less than the Trigger Price, you will receive 100% of your initial investment at maturity, subject to the creditworthiness of the Issuer. If the Final Fund Price is less than the Trigger Price, your Securities will be fully exposed to any decline in the Final Fund Price as compared to the Initial Fund Price. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Key Dates[1]

Trade Date	November 19, 2010
Settlement Date[2]	November 24, 2010
Final Valuation Date[2]	November 19, 2015
Maturity Date[3]	November 25, 2015

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the Securities remains the same.
[2] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[3] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the performance of the Financial Select Sector SDPR® Fund. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Offering	Underlying Fund	Call Return†	Initial Fund Price††	Trigger Price	CUSIP/ISIN
Autocallable Optimization Securities with Contingent Protection	Financial Select Sector SDPR® Fund (Ticker: XLF)	8.00% to 10.00% per annum		60% of the Initial Fund Price	25154P 80 8 / US25154P8086

† Annualized. The actual Call Return rate will be set on the Trade Date.
†† The Initial Fund Price will be set on the Trade Date.

See "Additional Terms Specific to the Securities" in this free writing prospectus. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement BG dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this free writing prospectus. See "Key Risks" on page 5 of this free writing prospectus and "Risk Factors" beginning on page 6 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement and product supplement BG. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$	$	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this free writing prospectus.

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" in this free writing prospectus.

UBS Financial Services Inc. **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with underlying supplement No. 1 dated September 29, 2009, product supplement BG dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement BG dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312510019698/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Securities" refers to the Autocallable Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

All references to "Observation Date," "Trigger Price," "Initial Fund Price," "Final Fund Price" and "Closing Price" in this term sheet shall be deemed to refer to "Call Date," "Strike Level," "Initial Fund Level," "Final Fund Level" and "Closing Level," respectively, as defined in the accompanying product supplement.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 5 of this free writing prospectus and "Risk Factors" on page 6 of the accompanying product supplement.

The Securities may be suitable for you if, among other considerations:

- You believe the Closing Price of the Underlying Fund will be greater than or equal to the Initial Fund Price on any Observation Date, including the Final Valuation Date.
- You are willing to expose your investment to the full downside performance of the Underlying Fund, if the Final Fund Price is less than the Trigger Price.
- You are willing and able to hold Securities that will be called on the earliest Observation Date on which the Closing Price of the Underlying Fund is greater than or equal to the Initial Fund Price, and you are otherwise willing and able to hold the Securities to maturity.
- You are willing to make an investment the return of which is limited to the applicable Call Return, an annualized return of between 8.00% and 10.00%. The actual Call Return will be set on the Trade Date.
- You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may *not* be suitable for you if, among other considerations:

- You do not believe that the Closing Price of the Underlying Fund will be greater than or equal to the Initial Fund Price on any Observation Date.
- You believe the Final Fund Price will be less than the Trigger Price.
- You seek an investment that offers full protection of your initial investment.
- You are not willing to make an investment in which you could lose up to 100% of your initial investment.
- You seek an investment the return of which is not limited to the Call Return, an annualized return of between 8.00% and 10.00%. The actual Call Return will be set on the Trade Date.
- You are unwilling or unable to hold Securities that will be called on any Observation Date on which the Closing Price of the Underlying Fund is greater than or equal to the Initial Fund Price, or you are otherwise unable or unwilling to hold the Securities to maturity.
- You prefer to receive dividends and any other distributions paid on any stocks held by the Underlying Fund.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
- You seek current income from this investment.
- You seek an investment for which there will be an active secondary market.
- You are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security (subject to a minimum purchase of 100 Securities, or $1,000)
Term	5 years, subject to a quarterly automatic call beginning after one year
Underlying Fund	Financial Select Sector SDPR® Fund (Ticker: XLF)
Call Feature	The Securities will be automatically called if the Closing Price of the Underlying Fund on any Observation Date is greater than or equal to the Initial Fund Price.
Observation Dates	Quarterly, beginning after one year, on the following dates: November 23, 2011, February 21, 2012, May 21, 2012, August 20, 2012, November 19, 2012, February 19, 2013, May 20, 2013, August 19, 2013, November 19, 2013, February 19, 2014, May 19, 2014, August 19, 2014, November 19, 2014, February 19, 2015, May 19, 2015, August 19, 2015, and November 19, 2015 (the "**Final Valuation Date**"). The Observation Dates are subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Call Settlement Dates	Four business days following the relevant Observation Date
Call Return	If the Securities are called, investors will receive on the applicable Call Settlement Date a cash payment per $10.00 Security face amount equal to the Call Price for the relevant Observation Date. The Call Price will be based upon the annualized Call Return of between 8.00% and 10.00%. The actual Call Return and corresponding Call Price will be set on the Trade Date. **Any payment on the Securities, including any contingent protection at maturity, is subject to the Issuer's ability to pay its obligations when due.**

Observation Dates	Call Return	Call Price (per $10.00 Security)
November 23, 2011	8.00% to 10.00%	$10.80 to $11.00
February 21, 2012	10.00% to 12.50%	$11.00 to $11.25
May 21, 2012	12.00% to 15.00%	$11.20 to $11.50
August 20, 2012	14.00% to 17.50%	$11.40 to $11.75
November 19, 2012	16.00% to 20.00%	$11.60 to $12.00
February 19, 2013	18.00% to 22.50%	$11.80 to $12.25
May 20, 2013	20.00% to 25.00%	$12.00 to $12.50
August 19, 2013	22.00% to 27.50%	$12.20 to $12.75
November 19, 2013	24.00% to 30.00%	$12.40 to $13.00
February 19, 2014	26.00% to 32.50%	$12.60 to $13.25
May 19, 2014	28.00% to 35.00%	$12.80 to $13.50
August 19, 2014	30.00% to 37.50%	$13.00 to $13.75
November 19, 2014	32.00% to 40.00%	$13.20 to $14.00
February 19, 2015	34.00% to 42.50%	$13.40 to $14.25
May 19, 2015	36.00% to 45.00%	$13.60 to $14.50
August 19, 2015	38.00% to 47.50%	$13.80 to $14.75
November 19, 2015 (Final Valuation Date)	40.00% to 50.00%	$14.00 to $15.00

Payment at Maturity (per $10.00 Security)	**If the Securities are not automatically called and the Final Fund Price is greater than or equal to the Trigger Price,** you will be entitled to receive a cash Payment at Maturity equal to $10.00 per $10.00 Security face amount. **If the Securities are not automatically called and the Final Fund Price is less than the Trigger Price,** you will be entitled to receive a cash Payment at Maturity equal to: $10.00 + ($10.00 x Underlying Fund Return); *Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any contingent protection at maturity, is subject to the Issuer's ability to pay its obligations when due.*
Underlying Fund Return	$$\frac{\text{Final Fund Price} - \text{Initial Fund Price}}{\text{Initial Fund Price}}$$
Trigger Price	60.00% of the Initial Fund Price
Closing Price	On any scheduled trading day, the last reported closing price of the Underlying Fund on the relevant exchange multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent.
Initial Fund Price	The Closing Price of one share of the Underlying Fund on the Trade Date.
Final Fund Price	The Closing Price of one share of the Underlying Fund on the Final Valuation Date.
Share Adjustment Factor	Initially 1.0 for the Underlying Fund, subject to adjustment for certain actions affecting the Underlying Fund. See "Description of Securities — Anti-dilution Adjustments for Funds" in the accompanying product supplement.

Determining Payment Upon a Call or at Maturity



Was the Closing Price of the Underlying Fund on any Observation Date greater than or equal to the Initial Fund Price? — **Yes** → You will receive the Call Price for the applicable Observation Date. The Call Price is based on the annualized Call Return. The Call Return and corresponding Call Price will be set on the Trade Date.

No ↓

Was the Final Fund Price less than the Trigger Price? — **No** → At maturity you will be entitled to receive a cash payment equal to $10.00 per $10.00 Security face amount.

Yes ↓

Determine the Underlying Fund Return → At maturity, you will receive your initial investment reduced by 1% for every 1% decline in the Final Fund Price as compared to the Initial Fund Price, calculated as follows:

$$\$10.00 + (\$10.00 \text{ x Underlying Fund Return})$$

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Scenario Analysis and Hypothetical Examples of Payment upon an Automatic Call or at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity or Call Price due upon an automatic call for a hypothetical range of performance for the Underlying Fund. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Fund relative to its Initial Fund Price. We cannot predict the Final Fund Price or the Closing Price of the Underlying Fund on any of the Observation Dates (including the Final Valuation Date). You should not take these examples as an indication or assurance of the expected performance of the Underlying Fund. You should consider carefully whether the Securities are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity or Call Price due upon an automatic call per Security on a hypothetical offering of Securities based on the following assumptions:

Term:	5 years, subject to a quarterly automatic call beginning after the first year
Hypothetical Initial Fund Price:	$15.00
Hypothetical Trigger Price:	$9.00 (60% of the hypothetical Initial Fund Price)
Hypothetical Call Return and Call Prices:	

Observation Dates	Call Return*	Call Price*
November 23, 2011	9.00%	$10.90
February 21, 2012	11.25%	$11.13
May 21, 2012	13.50%	$11.35
August 20, 2012	15.75%	$11.58
November 19, 2012	18.00%	$11.80
February 19, 2013	20.25%	$12.03
May 20, 2013	22.50%	$12.25
August 19, 2013	24.75%	$12.48
November 19, 2013	27.00%	$12.70
February 19, 2014	29.25%	$12.93
May 19, 2014	31.50%	$13.15
August 19, 2014	33.75%	$13.38
November 19, 2014	36.00%	$13.60
February 19, 2015	38.25%	$13.83
May 19, 2015	40.50%	$14.05
August 19, 2015	42.75%	$14.28
November 19, 2015 (Final Valuation Date)	45.00%	$14.50

* Based on a hypothetical annualized Call Return of 9.00% (the midpoint of the range of 8.00% to 10.00%). The actual Initial Fund Price, Call Return and Call Price will be set on the Trade Date.

Example 1 — The Closing Price of the Underlying Fund on the first Observation Date is $20.00, which is greater than the Hypothetical Initial Fund Price of $15.00 — the Securities are called.

Because the Closing Price of the Underlying Fund on the first Observation Date is greater than or equal to the Hypothetical Initial Fund Price, the Securities are automatically called on the first Observation Date at the applicable Observation Price of $10.90 per Security payable on the corresponding Call Settlement Date, representing a 9.00% return on the Securities.

Example 2 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Fund Price of $20.00 is greater than the Hypothetical Initial Fund Price of $15.00 — the Securities are called.

Because the Securities were not previously called and the Final Fund Price is greater than or equal to the Hypothetical Initial Fund Price, the Securities are automatically called on the Final Valuation Date at the applicable Call Price of $14.50 per Security payable on the corresponding Call Settlement Date, representing a 45.00% return on the Securities.

Example 3 — The Closing Price of the Underlying Fund is not equal to or greater than the Hypothetical Initial Fund Price on any of the Observation Dates and the Final Fund Price of $10.00 is greater than the Hypothetical Trigger Price of $9.00 — the Securities are NOT called.

Because the Closing Price of the Underlying Fund on all of the Observation Dates is not equal to or greater than the Hypothetical Initial Fund Price, the Securities are not automatically called. Because the Final Fund Price is not less than the Hypothetical Trigger Price, you will be entitled to receive a Payment at Maturity equal to $10.00 per $10.00 Security.

Example 4 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Fund Price of $6.00 is less than the Hypothetical Trigger Price of $9.00 — the Securities are NOT called.

Because the Securities are not called and the Final Fund Price is less than the Hypothetical Trigger Price, your initial investment will be fully exposed to any decline in the Final Fund Price as compared to the Hypothetical Initial Fund Price. Accordingly, you will be entitled to receive a Payment at Maturity calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Underlying Fund Return}) =$$
$$\$10.00 + (\$10.00 \times -60\%) = \$4.00$$

If the Securities are not automatically called and the Final Fund Price is less than the Trigger Price, the contingent protection feature is lost and your initial investment will be fully exposed to any decline in the Final Fund Price as compared to the Initial Fund Price. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange (including a call), and your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Fund or in any of the components held by the Underlying Fund. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Securities do not guarantee any return of your initial investment. If the Securities are not automatically called, the return on the Securities at maturity will depend on whether the Final Fund Price is greater than or equal to the Trigger Price. If the Securities are not automatically called on any Observation Date and the Final Fund Price is less than the Trigger Price, you will be fully exposed to any decline in the Final Fund Price as compared to the Initial Fund Price. *Accordingly, you could lose your entire initial investment.*

♦ **APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN** — The appreciation potential of the Securities is limited to the annualized Call Return of 8.00% to 10.00% (to be set on the Trade Date), regardless of the performance of the Underlying Fund. In addition, since the Securities could be called as early as the first Observation Date, the term of your investment could be cut short, and your return on the Securities would then be less than if the Securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the Securities at a comparable return for a similar level of risk. If the Securities are not called, you could lose your entire initial investment.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The Securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any payment upon an automatic call and any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any other amount owed to you under the terms of the Securities.

♦ **REINVESTMENT RISK** — If your Securities are called early, the holding period over which you would receive the annualized Call Return of 8.00% to 10.00% could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Securities are called prior to the Maturity Date.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying Fund and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Underlying Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Fund. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Securities.

- **RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES WITH CONCENTRATION IN A SINGLE INDUSTRY** — The stocks included in the Financial Select Sector Index and that are generally tracked by the Underlying Fund are stocks of companies representing the financial sector of the S&P 500® Index. The underlying shares may be subject to increased price volatility as they are linked to a single industry and may be more susceptible to economic, market, political or regulatory occurrences affecting that industry.

  Financial services companies are subject to extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge, and which may change at any time. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from the financial difficulties of borrowers can negatively impact the sector, and are difficult to predict. Insurance companies may be subject to severe price competition. Economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts). Certain financial shares, including certain core holdings of the Underlying Fund, have recently experienced substantial share price declines. These factors could cause or contribute to large movements in the price of shares of the Underlying Fund.

- **YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL VALUATION DATE** — If the Securities are not automatically called and the Final Fund Price is greater than or equal to the Trigger Price, your initial investment in the Securities will be protected, subject to the credit of the Issuer. We refer to this feature as contingent protection. However, if the Final Fund Price is less than the Trigger Price, at maturity you will be fully exposed to any depreciation in the Closing Price of the Underlying Fund. Under these circumstances, your initial investment will be reduced by 1% for every 1% that the Final Fund Price is less than the Initial Fund Price.

- **CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — If your Securities are not automatically called, you should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

- **NO COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks held by the Underlying Fund or holders of shares of the Underlying Fund would have.

- **INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING FUND** — The return on your Securities may not reflect the return you would realize if you directly invested in the Underlying Fund. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the component stocks held by the Underlying Fund or holders of shares of the Underlying Fund would have.

- **IF THE PRICE OF THE UNDERLYING FUND CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER** — Your Securities may trade quite differently from the Underlying Fund. Changes in the market price of the shares of the Underlying Fund may not result in a comparable change in the value of your Securities.

- **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity or Call Price due upon an automatic call described in this free writing prospectus is based on your entire initial investment, the original Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

- **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE SECURITIES** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates may be willing to buy the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the Closing Prices of the Underlying Fund, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Underlying Fund;

  - the time remaining to maturity of the Securities;

  - the dividend rate on the stocks held by the Underlying Fund;

  - the occurrence of certain events affecting the Underlying Fund that may or may not require an anti-dilution adjustment;

- interest and yield rates in the market generally;

- geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

- supply and demand for the Securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the Underlying Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Fund, may adversely affect the market price of the shares of the Underlying Fund and therefore, the value of the Securities.

- **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuer of the Underlying Fund, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Fund Price of the Underlying Fund and Payment at Maturity or Call Price due upon an automatic call based on Closing Price of the Underlying Fund in the market. The calculation agent can postpone the determination of the Closing Price of the Underlying Fund if a market disruption event occurs on any of the Observation Dates.

- **WE AND OUR AFFILIATES, OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL FUND PRICE AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Underlying Fund to which the Securities are linked.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying Fund. See "Description of Securities — Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected.

- **ADJUSTMENTS TO THE FINANCIAL SELECT SECTOR SPDR® FUND OR TO THE FINANCIAL SELECT SECTOR INDEX COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — SSgA Funds Management, Inc. ("**SSFM**") is the investment advisor to the Underlying Fund, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Financial Select Sector Index. The stocks included in the Financial Select Sector Index are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**Merrill Lynch**"), acting as index compilation agent in consultation with Standard & Poor's Corporation ("**S&P**") from the universe of companies represented by the S&P 500® Index. The Financial Select Sector Index is calculated and disseminated by the American Stock Exchange ("**AMEX**"). Merrill Lynch, in consultation with S&P, can add, delete or substitute the stocks underlying the Financial Select Sector Index, which could change the value of the Financial Select Sector Index. Pursuant to its investment strategy or otherwise, SSFM may add, delete, or substitute the stocks composing the Underlying Fund. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlying Fund, which could cause the price of shares of the Underlying Fund to decline.

- **THE UNDERLYING FUND AND ITS INDEX ARE DIFFERENT** — The performance of the Underlying Fund may not exactly replicate the performance of its respective index because the fund will reflect transaction costs and fees that are not included in the calculation of the index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its respective index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. SSFM may invest up to 5% of the Underlying Fund's assets in convertible securities, structured notes, options and futures contracts and money market instruments including repurchase agreements or funds which invest exclusively in money market instruments. The Underlying Fund may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Financial Select Sector Index and in managing cash flows. Finally, because the shares of the Underlying Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying Fund may differ from the net asset value per share of the Underlying Fund. For all of the foregoing reasons, the performance of the Underlying Fund may not correlate with the performance of its respective index.

- **THERE IS NO AFFILIATION BETWEEN THE UNDERLYING FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE UNDERLYING FUND** — We are not affiliated with the Underlying Fund or the issuers of the component securities held by the Underlying Fund or underlying the index replicated by the Underlying Fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the Underlying Fund or underlying the index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the Underlying Fund or the component stocks underlying the index or any of the issuers of the component securities held by the Underlying Fund or underlying the index. You, as an investor in the Securities, should make your own investigation into the component securities held by the Underlying Fund or underlying the index and the issuers of the component securities held by the Underlying Fund or underlying the index. Neither the Underlying Fund nor any of the issuers of the component securities held by the Underlying Fund or underlying the index are involved in this offering of your Securities in any way and none of them has any obligation of any sort with respect to your Securities. Neither the Underlying Fund nor any of the issuers of the component securities held by the Underlying Fund or underlying the index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

- **PAST PERFORMANCE OF THE UNDERLYING FUND, ITS INDEX OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING FUND IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Underlying Fund, its index or of the component securities held by the Underlying Fund over the term of the Securities, may bear little relation to the historical prices of the Underlying Fund or of the component securities held by the Underlying Fund, and may bear little relation to the hypothetical return examples set forth elsewhere in this free writing prospectus. We cannot predict the future performance of the Underlying Fund, its index or of the component securities held by the Underlying Fund.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described above under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlying Fund

All disclosures contained in this free writing prospectus regarding the Underlying Fund are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Underlying Fund contained in this free writing prospectus. You should make your own investigation into the Underlying Fund.

We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Underlying Fund as an indication of future performance. The Underlying Fund is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and investment companies registered under the Investment Company Act of 1940, as amended, are required to file certain financial and other information specified by the SEC periodically. Information filed by the Underlying Fund with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the Underlying Fund under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The **Financial Select Sector SPDR® Fund** is an exchange-traded fund managed by the Select Sector SPDR Trust, a registered investment company. The Select Sector SPDR Trust consists of nine separate investment portfolios, including the Financial Select Sector SPDR® Fund. The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. *This section is a summary only of the Financial Select Sector SPDR® Fund. For more information on the Financial Select Sector SPDR® Fund, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P SPDR Exchange Traded Funds – The Financial Select Sector SPDR® Fund" in the accompanying underlying supplement No. 1 dated September 29, 2009.*

Historical Information

The following table sets forth the quarterly high and low Closing Prices for the Financial Select Sector SDPR® Fund, as reported by Bloomberg. The Financial Select Sector SDPR® Fund's Closing Price on November 10, 2010 was $15.35. The actual Initial Fund Price will be the Closing Price of the Financial Select Sector SPDR® Fund on the Trade Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2005	3/31/2005	$30.61	$28.04	$28.42
4/1/2005	6/30/2005	$29.64	$27.68	$29.47
7/1/2005	9/30/2005	$30.34	$29.05	$29.50
10/1/2005	12/31/2005	$32.46	$28.60	$31.69
1/1/2006	3/31/2006	$33.17	$31.33	$32.54
4/1/2006	6/30/2006	$34.17	$31.49	$32.30
7/1/2006	9/30/2006	$34.76	$31.64	$34.68
10/1/2006	12/31/2006	$37.12	$34.88	$36.74
1/1/2007	3/31/2007	$37.94	$34.67	$35.52
4/1/2007	6/30/2007	$38.00	$35.58	$36.02
7/1/2007	9/30/2007	$36.76	$32.15	$34.20
10/1/2007	12/31/2007	$35.83	$28.19	$28.98
1/1/2008	3/31/2008	$29.50	$23.40	$24.85
4/1/2008	6/30/2008	$27.67	$20.03	$20.20
7/1/2008	9/30/2008	$22.64	$17.18	$19.96
10/1/2008	12/31/2008	$18.92	$ 9.39	$12.62
1/1/2009	3/31/2009	$12.69	$ 6.20	$ 8.81
4/1/2009	6/30/2009	$13.02	$ 9.13	$11.97
7/1/2009	9/30/2009	$15.34	$11.10	$14.94
10/1/2009	12/31/2009	$15.71	$14.02	$14.39
1/1/2010	3/31/2010	$16.08	$13.66	$15.97
4/1/2010	6/30/2010	$17.05	$13.52	$13.81
7/1/2010	9/30/2010	$15.08	$13.44	$14.35
10/1/2010	11/10/2010*	$15.58	$14.34	$15.35

_____
* As of the date of this free writing prospectus available information for the fourth calendar quarter of 2010 includes data for the period through November 10, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of the Financial Select Sector SDPR® Fund from January 1, 2005 to November 10, 2010. The Closing Price of the Financial Select Sector SDPR® Fund on November 10, 2010 was $15.35. We obtained the Closing Prices of the Financial Select Sector SDPR® Fund from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical prices of the Financial Select Sector SDPR® Fund should not be taken as an indication of future performance.**

**Historical Performance of the
Financial Select Sector SDPR® Fund**



Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.25 per $10.00 Security. We will agree that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.